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EXHIBIT 99.1


FOR IMMEDIATE RELEASE


Contact: Richard E. Gathright - President and Chief Operating Officer or Harold R. Logan, Jr. - Executive Vice President/Finance 303-626-8200


Monday, 14 September 1998                      RELEASE AT 8:30 A.M. EASTERN TIME
-------------------------                      ---------------------------------

NEW YORK - Denver-based TransMontaigne Inc. ("TransMontaigne") (ASE:TMG) and Louis Dreyfus Corporation ("Louis Dreyfus"), Wilton, Connecticut, today announced the signing of a definitive agreement whereby TransMontaigne will acquire Louis Dreyfus Energy Corp. ("LDEC") for approximately $161 million plus working capital. The consideration will consist of cash and 4.5 million shares of TransMontaigne common stock. LDEC is a privately-held, Atlanta-based downstream petroleum products logistical services subsidiary of Louis Dreyfus. The transaction is expected to close during the last quarter of 1998, subject to the completion of due diligence by TransMontaigne and the receipt of regulatory approvals.

Louis Dreyfus will retain certain unrelated Wilton-based businesses of LDEC, including its proprietary energy trading unit and Louis Dreyfus Plastics Corp., its wholly-owned plastics merchandising subsidiary.

LDEC operates 24 refined petroleum products terminals and storage facilities, 7 of which are wholly-owned and 17 of which are owned jointly with BP Oil Company. Located in Mississippi, Alabama, Tennessee, Georgia, Florida, South Carolina, North Carolina, Virginia and Pennsylvania, these facilities are primarily supplied by the Colonial and/or Plantation pipeline systems. The LDEC operations employ 170 personnel, include over 350 service supply/exchange points nation-wide and annually handle in excess of 85 million barrels of refined petroleum products.

TransMontaigne, operating through wholly-owned subsidiaries, provides a broad range of seamless mid/downstream integrated logistical services to the petroleum and chemical industry from locations of production and manufacture to utilization. With the addition of LDEC, TransMontaigne will strategically expand the operations and services it provides in the mid-continent region to the eastern portion of the United States.


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